UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL EXPO’ 2013 ANNUAL EXHIBITION

Moscow, Russia — November 18, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports its participation in the 19th
International Industrial Exhibition Metal-Expo’ 2013, which was held at the
All-Russia Exhibition Center in Moscow on November 12-15, 2013.
Mechel’s corporate booth showcased the products of Chelyabinsk Metallurgical
Plant, Urals Stampings Plant, Beloretsk Metallurgical Plant, Izhstal and
Vyartsilya Metal Products Plant. As part of the exhibition, winners of various contests were awarded:
• Chelyabinsk Metallurgical Plant’s universal rolling mill, launched in July
2013, won the Main Event in the Russian Steel Industry 2013 nomination.
• Mechel-Service OOO was acknowledged the best sales network by sales volume.
• Chelyabinsk Metallurgical Plant, Beloretsk Metallurgical Plant and Urals
Stampings Plant won gold and silver medals for successful implementation of innovative projects and technologies.
• Chelyabinsk Metallurgical Plant won a silver medal for implementing an automated steel production planning and accounting system on SAP ERP platform.
• Mechel Group’s corporate media won awards in the Best Corporate Media in the
Steelmaking Industry of Russia and the CIS 2013 contest. Beloretsk Metallurgical
Plant’s Metallurg newspaper won the Best Steelmaking and Hardware Media nomination, while Mechel-Service’s Steel Service magazine won the Best Steel
Selling Media nomination. Our Mechel magazine was awarded as the Best Corporate
Magazine.
• The book titled “Time. People. Steel”, dedicated to Chelyabinsk Metallurgical
Plant’s 70th anniversary, won a special diploma “For Popularizing Steelmaking”.
• Mechel-Steel Management Company was the laureate of the contest for best video products in the steelmaking industry of Russia and the CIS — Metal Vision 2013.
• Chelyabinsk Metallurgical Plant’s Fyodor Shmidt and Beloretsk Metallurgical
Plant’s Maria Yakovleva won the first and third place respectively in the photo contest “People of the Fiery Profession”.
The exhibition welcomed over 30,000 visitors from construction, engineering, fuel and energy, transport, logistics and steel trade industries. Over 50 conferences, seminars and round tables were held within the exhibition’s framework.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221-88-88
Ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 18, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO